Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Venduni, Inc.
2610 Irving Blv
Dallas, TX 75207
https://www.venduni.com/

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Venduni, Inc.
Address: 2610 Irving Blv, Dallas, TX 75207
State of Incorporation: DE
Date Incorporated: December 19, 2024

Terms:

Equity

Offering Minimum: $124,000.00 | 124,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

Qualified Venduni, Inc investors, along with prior customers from La Duni and friends & family, can receive additional bonus shares (10%).

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 35% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 40% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $3,000+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $3,000+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Venduni Ambassador: $250 investment - includes a $25 credit for coffee purchases through the coffee app for use on sites where there is a bot barista (must register at KioCafe App).

Sweet Treat: $500 investment - includes a $50 credit for coffee purchases through the coffee app for use on sites where there is a bot barista. (must register at KioCafe App).

Prestige Patron: $1,000 investment - includes a $100 credit for coffee purchases through the coffee app for use on sites

where there is a bot barista (must register at KioCafe App).

Gourmet Groupie: $5,000 investment - includes $500 credit for coffee purchases through the coffee app or $500 in coupons to be redeemed for coffee for use on sites where there is a bot barista (must register at KioCafe App).

Culinary Connoisseur: $10,000 investment - includes $500 credit for coffee purchases through the coffee app or $500 in coupons to be redeemed for coffee for use on sites where there is a bot barista (must register at KioCafe App) and VIP package (TBD) and 10% bonus shares.

Restaurateur: $25,000 investment - includes $500 credit for coffee purchases through the coffee app or $500 in coupons to be redeemed for coffee for use on sites where there is a bot barista (must register at KioCafe App) and VIP package (TBD) and 20% bonus shares.

Executive Elite: $50,000 investment - includes $500 credit for coffee purchases through the coffee app or $500 in coupons to be redeemed for coffee for use on sites where there is a bot barista (must register at KioCafe App) and VIP package (TBD) and 25% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**All perks, premium features, and/or discounts will become effective when the StartEngine offering is completed.

The 10% StartEngine Venture Club Bonus

Venduni, Inc will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Venduni is redefining dining convenience by blending robotics, automation, and AI-powered self-service solutions to deliver premium artisanal food and beverages at high-traffic locations. By merging culinary expertise with cutting-edge technology, Venduni offers customers a seamless, high-quality dining experience without the need for traditional restaurants or delivery services. Venduni generates revenue through multiple income streams including retail storefront sales, catering services, mobile carts at special events, wholesale distribution, and strategic operating partnerships. The model is designed to maximize efficiency while reducing overhead costs.

Competitors and Industry

Competitors

Venduni operates in the growing automated food retail and smart hospitality sector, competing with automated vending services, ghost kitchens, and fast-casual dining establishments. However, its AI-powered immersive storefronts and high-end culinary offerings set it apart from traditional vending and food service models.

Industry Overview

The global vending machine market was valued at $20.1 billion in 2023 and is expected to grow at a 7.5% CAGR through

2033. Similarly, the U.S. restaurant delivery market is projected to reach $534.6 billion by 2028 with a 10.91% CAGR. Venduni sees and will capitalize on this market shift towards high-quality, automated and convenient food service solutions.

Current Stage and Roadmap

Current Stage

Venduni is in the research and development phase, transitioning to growth and revenue generation in 2025. With two test locations in operation, the company is planning an expansion to 8–10 storefronts in 2025.

Future Roadmap

Venduni plans to expand to major U.S. markets, enhance its smart retail technology, and form strategic partnerships to scale efficiently. The company plans to optimize logistics, improve customer engagement, and secure key real estate for high-traffic locations. DFW serves as our test market for developing relationships, systems, and processes for the Venduni concept. We plan to expand this methodology to other markets, replicating these relationships and arrangements with the top chefs and restaurants in each market - making it easier to scale and grow quickly.

The Team

Officers and Directors

Name: Joseph Lyons Harberg

Joseph Lyons Harberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-CEO, Director, interim CFO, Strategic and Administrative Leader
  Dates of Service: June, 2023 - Present
  Responsibilities: Primary Focus: Strategic rollout, finance, legal, and compliance. Real Estate and Expansion: Identify and negotiate new cafe locations, ensuring alignment with the brand's growth strategy and market opportunities. Financial Oversight: Develop and monitor budgets, oversee financial reporting, manage cash flow, and ensure profitability. Legal and Compliance: Handle contracts, leases, permits, and licenses, ensuring the business complies with all local, state, and federal regulations. Brand Development: Strategize and implement initiatives to enhance the brand's presence and market position. Investor and Stakeholder Relations: Manage relationships with investors, lenders, and other stakeholders, keeping them informed of progress and performance.

Other business experience in the past three years:

- Employer: Harberg Inc.
  Title: CEO
  Dates of Service: June, 2004 - Present
  Responsibilities: I am the major decision-maker for the Company and its affiliated companies. Harberg, Inc. is comprised of several wholly owned subsidiaries: Chocolate Ventures (also doing business as KOOL Desserts)- a sales, marketing and product creation venture in the Chocolate and Dessert space. Eat More Chocolate, a marketing influencer in the Chocolate space (1M followers on Facebook) Eneract- an energy efficiency consulting and electricity brokerage company Harberg Law and Mediation- a real estate workout and complex business and real estate mediation practice. *HWGA Group- Provides consultation and action in all facets of retail and restaurant leasing, acquisition, and development for high-growth retailers, from strategic planning, site selection, and lease negotiations to project leasing and asset management. Currently, HWGA is the outsourced real estate Department for LOOK Dine-In Cinemas. *Nexen- a digital creative, social media and immersive marketing and advertising agency.

Other business experience in the past three years:

- Employer: Retail & Restaurant Growth Capital
  Title: President
  Dates of Service: July, 1994 - Present
  Responsibilities: RRGC: invests in businesses operating in the retail and restaurant industry. RRGC was the first small business investment company (SBIC) licensed to provide debt-related growth capital to exclusively focus on the retail and restaurant industries and has continuously invested in the space through the entity and its partners for over 30 years.

Name: Espartaco V Borga Villar

Espartaco V Borga Villar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-CEO, Executive Chef, CTO, Operations Leader
  Dates of Service: June, 2023 - Present
  Responsibilities: Primary Focus: Food, kitchen, and restaurant operations. Menu Development & Culinary Vision: Create and innovate menu items to maintain quality, consistency, and alignment with the cafe's brand and vision. • Kitchen Management: Oversee kitchen staff, food preparation, and inventory management to ensure efficiency and quality control. Operational Excellence: Manage day-to-day cafe operations, including service standards, customer experience, and staff training. Vendor and Supplier Relations: Build and maintain relationships with restaurant chef partners, food suppliers and vendors, ensuring the sourcing of high-quality ingredients at optimal costs. Health & Safety Compliance: Ensure adherence to food safety, quality control, sanitation, and health regulations within the kitchen and dining areas. Team Leadership: Motivate and manage the operating partners, kitchen and floor staff, restaurant and chef collaborations, fostering a positive and collaborative work environment. Technology: oversees the recipe and food development with Chefs and restaurants utilizing the technology used, responsible for R&D on new technology used by Venduni.

Other business experience in the past three years:

- Employer: Latin Restaurants Operations, LLC (and affilliates)
  Title: CEO
  Dates of Service: April, 2001 - Present
  Responsibilities: Head of Concept and leader of operations and administration for the restaurants. Also responsible for all R&D for food and technology.

Name: Dunia Terselich

Dunia Terselich 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: June, 2023 - Present
  Responsibilities: My primary role is that of director, I also support product discovery and selection

Other business experience in the past three years:

- Employer: La Duni Baking Studio
  Title: Executive Oastry Chef / Owner
  Dates of Service: January, 2001 - Present
  Responsibilities: Responsible for all aspects of the bakery sales, and manufacturing and operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our prodcut. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Affiliation of key personnel with a business subject to federal tax liens
Dunia Terselich, a director and 33% beneficial owner of Venduni, Inc., is also an owner and director of Latin Restaurants Operations, LLC. That business currently operates as a ghost kitchen and no longer maintains any restaurant locations or assets. Latin Restaurants Operations, LLC is the subject of several federal tax liens filed by the Internal Revenue Service between 2019 and 2023, totaling approximately $420,000. These liens are against the business, not against Ms. Terselich personally, and no repayment plan is currently in place. The company is expected to terminate operations later in 2025. While these liens do not relate to Venduni, Inc., prospective investors should consider the financial and managerial history of the company’s key personnel when evaluating the potential risks of this investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
TDJ Global Concepts, LLC	8,500,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 10,700,099 with a total of 8,500,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $295,000.00
Maturity Date: December 31, 2025
Interest Rate: 8.0%
Discount Rate: 33.33%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public

offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $295,000.00
  Use of proceeds: Startup funds
  Date: July 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

With the minimum raise, 2 to 4 months; with the maximum raise, 12+ months, based on projected burn rates.

Foreseeable major expenses based on projections:

Technology, inventory, payroll, marketing, rent, and supply chain logistics.

Future operational challenges:

Scaling locations, integrating AI automation, customer adoption, supply chain management, and regulatory compliance.

Future challenges related to capital resources:

Dependence on fundraising, managing cash flow, convertible note obligations, and potential market downturns.

Future milestones and events:

Expanding to 8–10 locations, upgrading AI/automation, securing partnerships, hitting revenue goals, and increasing brand recognition.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans,

etc...)

As of March 2025, Venduni's available capital resources include shareholder loans and $1,000 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company expects 90%+ of its total funds to come from this crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes we believe the funds from this campaign are neccessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Minimum Raise Scenario: Can operate for 2-4 months with a $20,000 monthly burn rate.

How long will you be able to operate the company if you raise your maximum funding goal?

Maximum Raise Scenario: Can operate for at least 12+ months with a $20,000 monthly burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, once our crowdfuding campaign is over we will consider additional future sources of capital. Including but not limited to lines of credit and additional capital raised from crowdfundiung and institutional investors.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $295,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025

Related Party Transactions

- Name of Entity: La Duni
  Names of 20% owners: Taco & Duni
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: La Duni is a major product supplier for Venduni and the company pays money for costs of goods on behalf for Venmduni. And these payments have been characterized as prepaid products on financials for Venduni. The location pays a management fee to Venduni corporate that is split between corprorate and TDJ Global Concepts, LLC. To date, it is an accrual.
  Material Terms: N/A

- Name of Entity: Other (potential RPTs in near future)
  Names of 20% owners: Joe, Taco, Jay
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Venduni may engage Harberg Inc in the future, HWGA group for real estate consulting, Eneract for electricity procurement, Kool Desserts for product development and Eat More Chocolate for promotion.
  Material Terms: Any fees or payments will be at market rates.

Valuation

Pre-Money Valuation: $8,500,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  8.0%
  Funds the development of new AI-powered retail technology, refinement of smart café automation, cuisine devleopment and testing and ongoing testing to enhance customer experience and operational efficiency.

- Inventory
  10.0%
  Supports the purchase of raw materials and pre-made food products for Venduni's storefronts, ensuring a consistent supply of high-quality, chef-curated meals.

- Company Employment
  11.5%
  Allocated for hiring and compensating key team members, including operational staff, sales and marketing personnel, and customer service representatives to scale operations.

- Working Capital
  53.0%
  Provides liquidity for daily operational expenses, including rent, equipment leases, marketing initiatives, and store buildouts to ensure sustainable growth and market expansion.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  8.0%
  Funds the development of new AI-powered retail technology, refinement of smart café automation, cuisine devleopment and testing and ongoing testing to enhance customer experience and operational efficiency.

- Inventory
  10.0%
  Supports the purchase of raw materials and pre-made food products for Venduni's storefronts, ensuring a consistent supply of high-quality, chef-curated meals.

- Company Employment
  11.5%
  Allocated for hiring and compensating key team members, including operational staff, sales and marketing personnel, and customer service representatives to scale operations.

- Working Capital
  65.0%
  Provides liquidity for daily operational expenses, including rent, equipment leases, marketing initiatives, and store buildouts to ensure sustainable growth and market expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.venduni.com/ (venduni.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/venduni

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Venduni, Inc.

[See attached]

VENDUNI, INC.

REVIEWED FINANCIAL STATEMENTS
FROM THE INCEPTION DATE (DECEMBER 19, 2024) TO YEAR ENDED DECEMBER 31, 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART ACCOUNTANCY CORP.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Venduni, Inc.
Dallas, Texas

We have reviewed the accompanying financial statements of Venduni, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2024, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (December 19, 2024) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 6, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Emphasis of Matter – Stand-alone Financial Statements

As discussed in Note 1, these financials are stand-alone financials for Venduni Inc., a newly formed Delaware Corporation and does not consolidate the financial position and the operating results of the subsequently acquired operating subsidiary Venduni Master Operating LLC. The financial statements of the operating company have been reviewed on a standalone basis on which we issued a separate review report dated February 5, 2025.

SetApart Accountancy Corp.

March 10, 2025
Los Angeles, California

VENDUNI, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2024**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	-
STOCKHOLDERS EQUITY	
Common Stock	850
Subscription Receivable	(850)
Retained earnings/(Accumulated Deficit)	-
Total Stockholders' Equity	-
Total Liabilities And Stockholders' Equity	$ -

See accompanying notes to financial statements.

From the Inception Date (December 19, 2024) to	December 31, 2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	-
Operating Expenses	
General And Administrative	-
Total Operating Expenses	-
Net Operating Income/(Loss)	-
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	-
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

VENDUNI, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subsription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date- December 19, 2024	-	$ -	-	$ -	**$ -**
Issuance of Common Stock	8,500,000	850	(850)		-
Net Income/(Loss)	-	-	-	-	-
Balance—December 31, 2024	**8,500,000**	**$ 850**	**$ (850)**	**$ -**	**$ -**

See accompanying notes to financial statements.

VENDUNI, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

From the Inception Date (December 19, 2024) to	December 31, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided/(Used) By Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided/(Used) In Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of Common Stock	-
Net cash provided/(used) by financing activities	**-**
Change In Cash and Cash Equivalents	-
Cash and Cash Equivalents—Beginning Of Year	-
Cash and Cash Equivalents—End Of Year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Venduni, Inc. was incorporated on December 19, 2024, in the state of Delaware. The financial statements of Venduni, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Venduni, Inc. (the Acquiring Entity) underwent a corporate reorganization, becoming the holding company of Venduni Master Operating LLC (the Acquired Entity). As part of the transaction, membership interests in Venduni Master Operating LLC were converted into shares of common stock in Venduni, Inc., making the LLC a wholly owned subsidiary. Venduni, Inc. issued 8,500,000 shares, allocating 85,000 shares for each 1% membership interest in Master Operating LLC.

Venduni is redefining consumer experience for artisanal products by seamlessly integrating cutting-edge technology with premium smart hospitality. Its innovative Smart Cafes deliver high-quality food and beverages directly to consumers, eliminating the need for traditional restaurant visits, take-out, or delivery services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 10, 2025, which is the date the financial statements were available to be issued.

3. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,325,000 shares of common stock at a par value of $0.0001. As of December 31, 2024, 8,500,000 shares of common stock have been issued and were outstanding.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024.

6. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

VENDUNI MASTER OPERATING LLC

REVIEWED FINANCIAL STATEMENTS
FROM THE INCEPTION DATE (JULY 20, 2023) TO THE YEAR ENDED DECEMBER 31, 2023

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Venduni Master Operating LLC
Dallas, Texas

We have reviewed the accompanying financial statements of Venduni Master Operating LLC (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, statement of members' equity, and cash flows for the period from Inception (July 20, 2023) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 5, 2025
Los Angeles, California

VENDUNI MASTER OPERATING LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	4,394
Prepaids and Other Current Assets		110,348
Total Current Assets		**114,742**
Fixed Assets		6,365
Total Assets	**$**	**121,107**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	10,318
Total Current Liabilities		**10,318**
Convertible Notes		100,000
Related Party Loan		33,076
Accrued Interest		2,422
Total Liabilities		**145,816**
MEMBERS' EQUITY		
Members' Equity		(24,709)
Total Members' Equity		**(24,709)**
Total Liabilities and Members' Equity	**$**	**121,107**

See accompanying notes to financial statements.

VENDUNI MASTER OPERATING LLC

STATEMENT OF OPERATIONS

(UNAUDITED)

From the Inception (July 20, 2023) to	December 31, 2023
(USD $ in Dollars)	
Net Revenue	$ -
Cost of Goods Sold	-
Gross Profit/(Loss)	-
Operating Expenses	
General and Administrative	23,361
Total Operating Expenses	**23,361**
Net Operating Loss	**(23,361)**
Interest Expense	2,156
Other Loss/(Income)	(74)
Loss Before Provision for Income Taxes	**(25,443)**
Provision/(Benefit) for Income Taxes	-
Net Loss	**$ (25,443)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity	
Inception Date- July 20, 2023	**$**	**-**
Capital Contribution		1,000
Net Loss		(25,443)
Balance—December 31, 2023	**$**	**(24,443)**

See accompanying notes to financial statements.

VENDUNI MASTER OPERATING LLC

STATEMENT OF CASH FLOWS

(UNAUDITED)

From the Inception (July 20, 2023) to		December 31, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(25,443)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activitie		
Accrued Interest on Convertible Notes		2,156
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets		(110,348)
Accounts Payable		10,318
Net Cash Used In Operating Activities		**(123,317)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Related Party Loans		26,711
Borrowing on Convertible Notes		100,000
Capital Contribution		1,000
Net Cash Provided by Financing Activities		**127,711**
Change in Cash and Cash Equivalent		**4,394**
Cash and Cash Equivalent—Beginning of year		-
Cash and Cash Equivalent—End of year	**$**	**4,394**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Venduni Master Operating LLC was formed on July 20, 2023, in the state of Texas. The financial statements of Venduni Master Operating LLC (which may be referred to as the "Company", "we", "us", "our" or "Venduni") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Venduni is transforming how consumers enjoy artisanal products by seamlessly blending cutting-edge technology with premium smart hospitality. Venduni's innovative Smart Cafes deliver high-quality food and beverages directly to consumers, eliminating the need for traditional restaurant visits, take-out, or delivery services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 5, 2025, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2023
Advances to suppliers	110,348
Total Prepaids and Other Current Assets	**$ 110,348**

4. DEBT

Related Party Loans

During 2023, the Company borrowed funds from related parties via Lines of Credit. The details are provided below:

					As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Harberg Inc, - Line of Credit	Maximum $125,000	10.00%	8/1/2023	12/31/2025	$ 32,126	$ -	$ 32,126
Espartaco Borga - Line of Credit	Maximum $125,000	10.00%	8/1/2023	12/31/2025	-	-	-
TDJ Global Concepts, LLC - Line of Credit	Maximum $100,000	8.00%	8/1/2023	12/31/2025	950	-	950
Total					**$ 33,076**	**$ -**	**$ 33,076**

The Lines of Credit are considered long-term liabilities, and accrue at a rate of Ten Percent (10%). . Any prepayment will first be applied to accrued interest and then to the principal balance. Unless extended, the Borrower is obligated to repay the Loan in full on or before December 31, 2025 (the "Maturity Date"). This Agreement will automatically renew for additional one-year periods (the "Extension Periods") unless either party provides written notice of termination at least 30 days prior to the Maturity Date.

Convertible Note

The Company has issued convertible loan notes to various lenders accruing interest at 8% per annum. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
2023 Convertible Note	$ 100,000	8.00%	11/13/2023	12/31/2025	$ -	$ 100,000	$ 100,000
Total					**$ -**	**$ 100,000**	**$ 100,000**

In the event that the Company issues and sells one or more classes of shares of its equity securities (together, "Equity Securities") to investors (the "Investors") while this Note remains outstanding (an "Equity Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest, and all other amounts due and payable to the Holder hereunder or in connection herewith, shall upon the mutual agreement of the Company and the Holder, be converted into Equity Securities (the "Conversion Interest") at a conversion price equal to the cash price paid per unit of Equity Securities by the Investors in the Equity Financing multiplied by 0.667.

The Company shall give the Holder notice of an Equity Financing not less than ten (10) days prior to the anticipated date of consummation of the Equity Financing. Upon conversion of this Note, the Company shall take all such actions as are necessary in order to ensure that the Conversion Interests issuable with respect to such conversion shall be validly issued, fully paid, and nonassessable. The Company shall not close its books against the transfer of the Conversion Interests issued or issuable upon conversion of this Note in any manner that interferes with the timely conversion of this Note. The Company shall assist and cooperate with any Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by the Company). The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

5. MEMBERS' EQUITY

The ownership percentages of the members as of December 31, 2023 are as follows:

Member's Name	Ownership Percentage
TDJ Global Concepts, LLC	100.0%
Total	**100.0%**

Voting Rights

Voting is determined by membership interests, with each member's voting power proportional to their ownership percentage.

A "Majority-in-Interest" (more than 50% ownership) of members is required for most decisions, except for specific cases like electing managers, which requires an 80% vote.

Decisions affecting voting thresholds require approval by the same percentage specified in the existing agreement.

Liquidity Rights

Members may transfer interests under certain conditions, such as transferring to family members, for estate planning, or to entities controlled by the member.

Transfers to third parties require approval from the other members and compliance with specified conditions, including legal opinions and agreement acceptance.

A transfer does not automatically grant membership rights; transferees must be formally admitted as members.

Dividend Rights

Cash distributions are made quarterly or at the managers' discretion when the company has excess cash beyond current liabilities and reserves.

Non-cash distributions are also permitted, subject to adjustments in members' capital accounts.

Members' entitlement to distributions aligns with their percentage interest in the company.

Management

The company is managed by one or more managers, who have full authority over operations and decision-making.

Managers may delegate responsibilities to officers, who handle day-to-day activities.

Major decisions such as mergers, selling property, or reorganizing the company require approval from a Majority-in-Interest of the members.

Managers are compensated as determined by the members and are indemnified against liabilities arising from company-related actions.

6. CONTINGENCIES AND COMMITMENTS

Location License Agreement

On December 25, 2023, the Company entered into a location license agreement with CLPF-ONE Victory, L.P. for a Venduni "Happy Wall" located the lobby of 2323 Victory Avenue, Dallas, TX. The license agreement is for 8-month period starting from January 2024 and expiring in August 2024.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

During the year ended 2023, the Company engaged Harberg Huvard, LLP to assist with Company formation and for future legal counsel. Harberg Huvard LLP is owned by Franklin Harberg, a sibling of Joseph L. Harberg and therefore a related party. The outstanding balance as of December 31, 2023 payable to Harberg Huvard is $5,700.

In 2023, the Company entered into line of credit agreements with TDJ Global Concepts, LLC amounting to $100,000 and Harberg Inc. amounting to $125,000 and Espartaco Borga amounting to $125,000. TDJ Global Concepts, LLC is the 100% owner of Venduni Master Operating LLC and therefore a related party. Harberg Inc. is owned by Joseph L. Harberg, who is a shareholder in TDJ Global Concepts Inc. (the parent) and therefore a related party. Espartaco Borga is a shareholder in TDJ Global Concepts, LLC and therefore a related party and ultimate beneficial owners. The line of credits bear an interest rate of 8% -10% per annum and are set to expire on December 31, 2025. As of December 31, 2023, the outstanding balance on these lines of credits is $32,126 and it is classified under Long-term liabilities.

The Company makes certain purchases from related parties namely "La Duni" and La Duni's affiliated concepts and companies: La Duni Concepts, LLC (bakery operations), Latin Duni Baking Studio (assumed name), La Duni Licensing, LLC (woman and minority-owned entity), Latin Restaurants Operations LLC (restaurant), KB Irving Partners, LLC (office landlord)) are owned by Espartaco Borga and Dunia Terselich Borga. (Joseph Harberg has no ownership interest in these entities). The Company currently purchases most of its products from La Duni.

In 2023, the Company provided advances to La Duni Concepts LLC, a company owned by Espartaco Borga and Dunia Terselich Borga who are shareholder of TDJ Global Concept, LLC and therefore a related party. The advances are for future delivery of products and as of December 31, 2023, outstanding advance amounted to $110,348.

MSJ Interests, LLC, a Company owned by the children of Joseph L. Harberg, a shareholder in TDJ Global Concept LLC (the parent) and therefore a related party, has invested $20,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

HJH Interests, LLC, a Company owned by the siblings of Joseph L. Harberg, a shareholder in TDJ Global Concept LLC (the parent) and therefore a related party, has invested $20,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

Paola Venessa Borga, sister of Espartaco Borga, (a shareholder in TDJ Global Concept LLC, the parent) and therefore a related party, has invested $40,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

Antonio De La Pena Soto, brother-in-law of Espartaco Borga (a shareholder in TDJ Global Concept LLC, the parent) and therefore a related party, has invested $40,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

8. SUBSEQUENT EVENTS

On June 1, 2023, the Company entered into a lease agreement with EPC_Sound A, LLC (landlord) for premises located at 9655 Wharf Road for a period of 63 months. On March 20, 2024, the Company entered into a first amendment to the lease agreement and changed the commencement date of the agreement to April 1, 2024.

On November 25, 2024, the new holding company, Venduni, Inc., was incorporated in the state of Delaware. A plan of exchange has been initiated between Venduni, Inc. (the Acquiring Entity) and Venduni Master Operating LLC (the Acquired Entity). Under this plan, the membership interests of Venduni Master Operating LLC will be converted into shares of common stock in Venduni, Inc., making the LLC a wholly owned subsidiary of the corporation. On November 25, 2024, 8,500,000 shares of common stock have been issued and were outstanding.

In January of 2024, the Company issued one convertible notes totaling $25,000. This notes carries an annual interest rate of 8% and matures on December 31, 2025.

In April of 2024, the Company issued two (2) convertible notes totaling $40,000. These notes carry an annual interest rate of 8% and mature on December 31, 2025.

In January of 2025, the Company issued three (3) convertible notes totaling $105,000. These notes carry an annual interest rate of 8% and mature on December 31, 2025.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $23,361, an operating cash flow loss of $123,317, and liquid assets in cash of $4,394, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

VENDUNI MASTER OPERATING LLC

REVIEWED FINANCIAL STATEMENTS
FROM THE INCEPTION DATE (JULY 20, 2023) TO THE YEAR ENDED DECEMBER 31, 2023

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Venduni Master Operating LLC
Dallas, Texas

We have reviewed the accompanying financial statements of Venduni Master Operating LLC (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, statement of members' equity, and cash flows for the period from Inception (July 20, 2023) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 5, 2025
Los Angeles, California

VENDUNI MASTER OPERATING LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	4,394
Prepaids and Other Current Assets		110,348
Total Current Assets		**114,742**
Fixed Assets		6,365
Total Assets	**$**	**121,107**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	10,318
Total Current Liabilities		**10,318**
Convertible Notes		100,000
Related Party Loan		33,076
Accrued Interest		2,422
Total Liabilities		**145,816**
MEMBERS' EQUITY		
Members' Equity		(24,709)
Total Members' Equity		**(24,709)**
Total Liabilities and Members' Equity	**$**	**121,107**

See accompanying notes to financial statements.

VENDUNI MASTER OPERATING LLC

STATEMENT OF OPERATIONS

(UNAUDITED)

From the Inception (July 20, 2023) to	December 31, 2023
(USD $ in Dollars)	
Net Revenue	$ -
Cost of Goods Sold	-
Gross Profit/(Loss)	-
Operating Expenses	
General and Administrative	23,361
Total Operating Expenses	**23,361**
Net Operating Loss	**(23,361)**
Interest Expense	2,156
Other Loss/(Income)	(74)
Loss Before Provision for Income Taxes	**(25,443)**
Provision/(Benefit) for Income Taxes	-
Net Loss	**$ (25,443)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity	
Inception Date- July 20, 2023	**$**	**-**
Capital Contribution		1,000
Net Loss		(25,443)
Balance—December 31, 2023	**$**	**(24,443)**

See accompanying notes to financial statements.

VENDUNI MASTER OPERATING LLC

STATEMENT OF CASH FLOWS

(UNAUDITED)

From the Inception (July 20, 2023) to		December 31, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(25,443)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activitie		
Accrued Interest on Convertible Notes		2,156
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets		(110,348)
Accounts Payable		10,318
Net Cash Used In Operating Activities		**(123,317)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Related Party Loans		26,711
Borrowing on Convertible Notes		100,000
Capital Contribution		1,000
Net Cash Provided by Financing Activities		**127,711**
Change in Cash and Cash Equivalent		**4,394**
Cash and Cash Equivalent—Beginning of year		-
Cash and Cash Equivalent—End of year	**$**	**4,394**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Venduni Master Operating LLC was formed on July 20, 2023, in the state of Texas. The financial statements of Venduni Master Operating LLC (which may be referred to as the "Company", "we", "us", "our" or "Venduni") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Venduni is transforming how consumers enjoy artisanal products by seamlessly blending cutting-edge technology with premium smart hospitality. Venduni's innovative Smart Cafes deliver high-quality food and beverages directly to consumers, eliminating the need for traditional restaurant visits, take-out, or delivery services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 5, 2025, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2023
Advances to suppliers	110,348
Total Prepaids and Other Current Assets	**$ 110,348**

4. DEBT

Related Party Loans

During 2023, the Company borrowed funds from related parties via Lines of Credit. The details are provided below:

					As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Harberg Inc, - Line of Credit	Maximum $125,000	10.00%	8/1/2023	12/31/2025	$ 32,126	$ -	$ 32,126
Espartaco Borga - Line of Credit	Maximum $125,000	10.00%	8/1/2023	12/31/2025	-	-	-
TDJ Global Concepts, LLC - Line of Credit	Maximum $100,000	8.00%	8/1/2023	12/31/2025	950	-	950
Total					**$ 33,076**	**$ -**	**$ 33,076**

The Lines of Credit are considered long-term liabilities, and accrue at a rate of Ten Percent (10%). . Any prepayment will first be applied to accrued interest and then to the principal balance. Unless extended, the Borrower is obligated to repay the Loan in full on or before December 31, 2025 (the "Maturity Date"). This Agreement will automatically renew for additional one-year periods (the "Extension Periods") unless either party provides written notice of termination at least 30 days prior to the Maturity Date.

Convertible Note

The Company has issued convertible loan notes to various lenders accruing interest at 8% per annum. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
2023 Convertible Note	$ 100,000	8.00%	11/13/2023	12/31/2025	$ -	$ 100,000	$ 100,000
Total					**$ -**	**$ 100,000**	**$ 100,000**

In the event that the Company issues and sells one or more classes of shares of its equity securities (together, "Equity Securities") to investors (the "Investors") while this Note remains outstanding (an "Equity Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest, and all other amounts due and payable to the Holder hereunder or in connection herewith, shall upon the mutual agreement of the Company and the Holder, be converted into Equity Securities (the "Conversion Interest") at a conversion price equal to the cash price paid per unit of Equity Securities by the Investors in the Equity Financing multiplied by 0.667.

The Company shall give the Holder notice of an Equity Financing not less than ten (10) days prior to the anticipated date of consummation of the Equity Financing. Upon conversion of this Note, the Company shall take all such actions as are necessary in order to ensure that the Conversion Interests issuable with respect to such conversion shall be validly issued, fully paid, and nonassessable. The Company shall not close its books against the transfer of the Conversion Interests issued or issuable upon conversion of this Note in any manner that interferes with the timely conversion of this Note. The Company shall assist and cooperate with any Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by the Company). The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

5. MEMBERS' EQUITY

The ownership percentages of the members as of December 31, 2023 are as follows:

Member's Name	Ownership Percentage
TDJ Global Concepts, LLC	100.0%
Total	**100.0%**

Voting Rights

Voting is determined by membership interests, with each member's voting power proportional to their ownership percentage.

A "Majority-in-Interest" (more than 50% ownership) of members is required for most decisions, except for specific cases like electing managers, which requires an 80% vote.

Decisions affecting voting thresholds require approval by the same percentage specified in the existing agreement.

Liquidity Rights

Members may transfer interests under certain conditions, such as transferring to family members, for estate planning, or to entities controlled by the member.

Transfers to third parties require approval from the other members and compliance with specified conditions, including legal opinions and agreement acceptance.

A transfer does not automatically grant membership rights; transferees must be formally admitted as members.

Dividend Rights

Cash distributions are made quarterly or at the managers' discretion when the company has excess cash beyond current liabilities and reserves.

Non-cash distributions are also permitted, subject to adjustments in members' capital accounts.

Members' entitlement to distributions aligns with their percentage interest in the company.

Management

The company is managed by one or more managers, who have full authority over operations and decision-making.

Managers may delegate responsibilities to officers, who handle day-to-day activities.

Major decisions such as mergers, selling property, or reorganizing the company require approval from a Majority-in-Interest of the members.

Managers are compensated as determined by the members and are indemnified against liabilities arising from company-related actions.

6. CONTINGENCIES AND COMMITMENTS

Location License Agreement

On December 25, 2023, the Company entered into a location license agreement with CLPF-ONE Victory, L.P. for a Venduni "Happy Wall" located the lobby of 2323 Victory Avenue, Dallas, TX. The license agreement is for 8-month period starting from January 2024 and expiring in August 2024.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

During the year ended 2023, the Company engaged Harberg Huvard, LLP to assist with Company formation and for future legal counsel. Harberg Huvard LLP is owned by Franklin Harberg, a sibling of Joseph L. Harberg and therefore a related party. The outstanding balance as of December 31, 2023 payable to Harberg Huvard is $5,700.

In 2023, the Company entered into line of credit agreements with TDJ Global Concepts, LLC amounting to $100,000 and Harberg Inc. amounting to $125,000 and Espartaco Borga amounting to $125,000. TDJ Global Concepts, LLC is the 100% owner of Venduni Master Operating LLC and therefore a related party. Harberg Inc. is owned by Joseph L. Harberg, who is a shareholder in TDJ Global Concepts Inc. (the parent) and therefore a related party. Espartaco Borga is a shareholder in TDJ Global Concepts, LLC and therefore a related party and ultimate beneficial owners. The line of credits bear an interest rate of 8% -10% per annum and are set to expire on December 31, 2025. As of December 31, 2023, the outstanding balance on these lines of credits is $32,126 and it is classified under Long-term liabilities.

The Company makes certain purchases from related parties namely "La Duni" and La Duni's affiliated concepts and companies: La Duni Concepts, LLC (bakery operations), Latin Duni Baking Studio (assumed name), La Duni Licensing, LLC (woman and minority-owned entity), Latin Restaurants Operations LLC (restaurant), KB Irving Partners, LLC (office landlord)) are owned by Espartaco Borga and Dunia Terselich Borga. (Joseph Harberg has no ownership interest in these entities). The Company currently purchases most of its products from La Duni.

In 2023, the Company provided advances to La Duni Concepts LLC, a company owned by Espartaco Borga and Dunia Terselich Borga who are shareholder of TDJ Global Concept, LLC and therefore a related party. The advances are for future delivery of products and as of December 31, 2023, outstanding advance amounted to $110,348.

MSJ Interests, LLC, a Company owned by the children of Joseph L. Harberg, a shareholder in TDJ Global Concept LLC (the parent) and therefore a related party, has invested $20,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

HJH Interests, LLC, a Company owned by the siblings of Joseph L. Harberg, a shareholder in TDJ Global Concept LLC (the parent) and therefore a related party, has invested $20,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

Paola Venessa Borga, sister of Espartaco Borga, (a shareholder in TDJ Global Concept LLC, the parent) and therefore a related party, has invested $40,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

Antonio De La Pena Soto, brother-in-law of Espartaco Borga (a shareholder in TDJ Global Concept LLC, the parent) and therefore a related party, has invested $40,000 in the Company through a convertible note. Details of the convertible notes including the conversion feature are disclosed in Note 8 of these financial statements.

8. SUBSEQUENT EVENTS

On June 1, 2023, the Company entered into a lease agreement with EPC_Sound A, LLC (landlord) for premises located at 9655 Wharf Road for a period of 63 months. On March 20, 2024, the Company entered into a first amendment to the lease agreement and changed the commencement date of the agreement to April 1, 2024.

On November 25, 2024, the new holding company, Venduni, Inc., was incorporated in the state of Delaware. A plan of exchange has been initiated between Venduni, Inc. (the Acquiring Entity) and Venduni Master Operating LLC (the Acquired Entity). Under this plan, the membership interests of Venduni Master Operating LLC will be converted into shares of common stock in Venduni, Inc., making the LLC a wholly owned subsidiary of the corporation. On November 25, 2024, 8,500,000 shares of common stock have been issued and were outstanding.

In January of 2024, the Company issued one convertible notes totaling $25,000. This notes carries an annual interest rate of 8% and matures on December 31, 2025.

In April of 2024, the Company issued two (2) convertible notes totaling $40,000. These notes carry an annual interest rate of 8% and mature on December 31, 2025.

In December of 2024, the Company issued one convertible notes totaling $25,000. This notes carries an annual interest rate of 8% and matures on December 31, 2025.

In January of 2025, the Company issued three (3) convertible notes totaling $105,000. These notes carry an annual interest rate of 8% and mature on December 31, 2025.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $23,361, an operating cash flow loss of $123,317, and liquid assets in cash of $4,394, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF VENDUNI

Smart Hospitality, Anytime, Anywhere

Venduni aims to transform self-service retail into "Smart Hospitality" through robotics, automation, and AI-driven solutions. We plan to offer premium artisanal food and beverages at convenient high-traffic locations. With two test locations, we plan to expand to 8–10+ new storefronts in 2025, many with state-of-the-art immersive experiences.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



venduni
Smart
Hospitality,
Anywhere,
Anytime
- 2 test locations live
- 8-10 new locations planned in 2025
- $295k raised in convertible notes
- Vending and Take-out market expanding
- & 75+ industry awards for La Duni excellence
*Product is currently in development and not yet available to consumers.
Image is a computer-generated rendering for demonstration purposes.
SMART CAFE

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.00 Per Share

MIN INVEST $250

VALUATION $8.5M

REASONS TO INVEST

Innovative Dining Convenience – Venduni's AI-powered storefronts will deliver high-quality, local celebrity chef-crafted food and beverages to workplaces, residences, travel hubs, and entertainment venues. Offering 24/7 self-service, we redefine dining convenience by eliminating the need for traditional restaurants and delivery.

Proven Culinary Expertise – Backed by the award-winning chefs behind La Duni and a team of celebrity local culinary experts, Venduni brings decades of hospitality experience to redefine convenient dining. With a diverse menu with multiple food genres—including Italian, Mexican, French, Barbecue, Asian, Mediterranean, Indian, Thai, Breakfast, Southern, Continental and American- appitizers, salads, sandwiches, entrees and desserts—Venduni is curating the most sought-after flavors, chefs and restaurants in each city it serves. This commitment to culinary excellence ensures that customers enjoy high-quality, chef-driven meals anytime, anywhere, elevating the traditional self service vending and dining experience.

Scalable Growth Potential – Venduni is poised for expansion, leveraging insights from its test locations, strategic and operating partnerships, and upcoming prominent events and location opportunities to refine its model and scale efficiently. With a focus on high-traffic areas, the concept is adaptable to diverse markets beyond DFW, supported by streamlined operations, technology integration, and a strong brand identity. By optimizing logistics, enhancing customer engagement, and securing key partnerships with local chefs and restaurants, Venduni can establish itself as an American leader in the new Smart Hospitality dining segment, so popular now in Asia and Europe.

TEAM



Espartaco Borga • Co-CEO: Executive Chef, CTO and Operations Leader

A talented Executive Chef, Taco played a pivotal role in shaping the fast-casual dining industry, co-founding ZuZu Handmade Mexican Food in 1989 and expanding it to over 150 locations before selling to Arby's. Taco later launched Lavendou Provincial Bistro and La Duni Latin Café, which gained national recognition and grew to multiple locations with an extensive baking studio. A pioneer in restaurant technology, he introduced robotic automation, smart retail solutions, and co-founded Venduni, earning a nomination for D CEO Magazine's Innovation Award for his contributions to the future of hospitality.

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Joseph Harberg • Co-CEO: Strategic, Administrative Leader and Interim CFO

A talented executive leader, entrepreneur and legal counselor with over nearly 40 years of real estate, business and investment experience in the retail, restaurant, and marketing industries as a Founder, Director, and CEO of multiple organizations. Joe has directed the real estate growth of such companies as Apple, RH, Brinker, House of Blues, LOOK Dine-In Cinemas + many more. Joe is also a prolific chocolate & dessert aficionado

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Dunia Terselich Borga • Executive Pastry Chef

Renowned and celebrated Executive Pastry Chef of La Duni Baking Studio. Duni is the nationally acclaimed and award-winning creator of many cakes, pastries, and desserts, featured in Zagat, Gourmet, D-Magazine, and more.

Read Less

THE PITCH

The Future of Hospitality is Here - Effortless, Gourmet, and AI-Powered

The future of dining is here with Venduni, redefining convenience by bridging the gap between quality and accessibility. In a world where customers must choose between overpriced takeout and uninspiring vending options, and where restaurants face rising costs and labor shortages, Venduni offers an innovative solution.

By combining robotics, automation, and AI-powered self-service, Venduni Retail Solutions ensures that premium, chef-crafted meals from top restaurants are available 24/7—without the wait times or delivery fees.

We believe this revolutionary approach transforms the dining experience, making fresh, high-quality food effortlessly accessible anytime, anywhere.


The Future of Dining is Here
Effortless, Gourmet, and AI-Powered
AI-Powered Smart Cafés
Self-service, 24/7 access to freshly prepared gourmet meals.
Chef-Curated Menu
Artisan-crafted food from award-winning chefs at your fingertips.
VENDUNI
micro-market
Multiple Revenue Streams
Smart Cafés, catering, mobile carts, and wholesale partnerships.
High-Traffic Locations
Airports, universities, offices, factories, entertainment hubs, hospitals, hotels, and virtually any retail location
venduni
Efficient & Scalable
Low operational and set-up costs, high customer engagement, rapid expansion, and easy relocation to better-performing sites when needed.
Tech-Integrated Experience
AI-powered retail solution featuring product identification, digital payments, automated restocking, scalable customer database, personalized marketing, dynamic pricing, remote-managed promotions, and immersive video experiences.

**Storefronts are currently in development and not yet available to consumers. Images above are computer-generated renderings for demonstration purposes.*

What Makes Venduni Unique?

Venduni is helping define Smart Hospitality by combining robotics, automation, and AI-powered self-service Smart Retail Solutions to deliver chef-curated, restaurant-quality food and beverages in high-traffic locations. By merging culinary excellence with the latest retail technology, Venduni bridges the gap between 24/7 fast food convenience and premium dining quality.

- Culinary Expertise – Led by the award-winning chefs behind the renowned La Duni Restaurant and Baking Studio and a dream team of local celebrity chefs, Venduni offers the most popular savory and sweet food along with craft beverages and other artisan products.
- AI-Powered Smart Retail – Strategically integrating advanced automation and AI-driven self-service solutions in prime locations of all types featuring immersive video experiences and one of the first avatar ambassadors in a restaurant setting.
- Expanding Concept & Growth Plan—Two test storefronts are currently in operation, and rapid expansion is planned for 2025.
- Diverse Revenue Streams – Generating income through:
    - Retail Sales
    - Mobile carts and booths at Special Events
    - Wholesale distribution
    - Catering services
    - Flexible Storefront variations tailored to different demographics, locations, and product mix opportunities, ensuring an adaptive and scalable approach to modern food service and dining.
- The Operating Partnership model allows for significantly less labor than the traditional restaurant model.


HAPPY WALL

**Storefronts are currently in development and not yet available to consumers. Images above are computer-generated renderings for demonstration purposes.*

the PROBLEM AND THE SOLUTION

The Problem

Consumers seeking high-quality, fresh food on the go, 24/7 face limited choices, often resorting to:

- Expensive takeout or delivery services with long wait times and added fees
- Ordinary vending machine snacks that lack creativity, freshness and variety
- No available options during late hours

Meanwhile, traditional restaurant models struggle with:

- Rising costs in rent, ingredients, and operations
- Labor shortages and staffing quality challenges
- Operational inefficiencies that make premium food and beverages less accessible

This gap in the market creates a growing demand for a solution that offers fresh, high-quality, and convenient dining options—anytime, anywhere.


Fast Food or Expensive Takeout?
Consumers face unhealthy vending options or costly delivery meals.
Unhealthy Vending Food
Low-quality, processed, and unhealthy.
High Takeout Costs
Rising delivery fees make dining out expensive.
Long Wait Times
Busy schedules demand faster meal solutions.
Restaurant Struggles
High rent, staffing shortages, and inefficiencies.


Uber Eats
ACCESS TO ARTISAN FOOD IS INCONVENIENT
Busy schedules force reliance on expensive delivery, takeout or unhealthy vending machine options.
PERCEPTION THAT VENDING IS CHEAP & UNHEALTHY
Vending machines and microwavable food are seen as low-quality, sacrificing value and health for convenience.
COLLABORATION TO DISTRIBUTE ARTISAN FOOD IS DIFFICULT
Traditional restaurant channels are inconvenient, limiting market reach. Chefs hesitate due to margin-driven vending options.
TRADITIONAL RESTAURANT MODEL SEVERELY CHALLENGED
High rents, food costs, and human resource issues challenge the traditional restaurant model, impacting quality, price and service.

The Solution

Venduni bridges this gap by combining the newest in Smart Retail Solutions, robotics, automation, and AI-powered self-service retail hubs to deliver award-winning, diverse, chef-driven, high-quality food and beverages—anytime, anywhere.

Our strategically placed storefronts are designed for maximum convenience in:

- Retail storefront locations
- Offices & corporate campuses
- Residential complexes
- Airports & transportation hubs
- Hospitals & retirement homes
- Hotels & resorts
- Entertainment venues & sports arenas

Each location operates with minimal overhead while maintaining a focus on artisanal quality and seamless customer experience.

Scalable & Profitable Growth Model
Venduni generates revenue through multiple diverse and scalable income streams, including:

- Retail storefront sales
- Catering services
- Mobile carts and booths
- Operating partnerships
- Wholesale distribution

By merging cutting-edge technology with culinary excellence, Venduni is transforming the way people access premium food—offering a smarter, more efficient alternative to traditional dining and vending models.

Why is Venduni the solution?
It's All About the FOOD, LOCATION, CONVENIENCE, TIME, and EASE OF USE.

- Fresh, Creative, High-Quality Products – Chef-crafted, artisan food available at every location.
- Affordable Convenience – Great locations, close by where you live, work and play, custom menu design and product mix based on market preferences and demographics
- Grab & Go, 24/7 – Designed for anyone, anytime, anywhere—accessible in high-traffic locations.
- Tech-Driven Efficiency – AI-powered product identification and seamless, frictionless transactions.
- AI-Avatar Ambassador Stations – Interactive AI-powered touchscreens featuring NuNi, the "La DUNI Ambassador", guiding guests through their experience.
- Diverse Menu – Gourmet options spanning multiple cuisine categories, curated and created by local popular chefs and restaurants
- Scalable & Sustainable – Low overhead, high efficiency, rapid expansion, and flexible locations that are easy to relocate if needed.

Venduni is redefining modern dining, making premium food more accessible, convenient, and enjoyable —anytime, anywhere.

the MARKET & OUR TRACTION

The Market

Global and United States Vending Market

The global vending machine market is expected to grow from USD 20.1 billion in 2023 to USD 41.4 billion by 2033, reflecting a CAGR of 7.5% during this period (source).

North America dominates the regional vending machine market, holding a 44.7% market share and generating approximately USD 8.98 billion in revenue in 2023. This growth is driven by high adoption rates and strong technological infrastructure.

United States Online Food Market

The U.S. online food delivery market is experiencing significant growth, with a projected revenue of $353.30 billion in 2024. This expansion is expected to continue at a CAGR of 10.91% from 2024 to 2028, reaching a forecasted market volume of $534.60 billion by 2028.

Growth is fueled by increasing user adoption, with estimates suggesting that over 51% of the U.S. population will use meal delivery services in 2024 (source).


United States Vending Machine Market
Market Size:
"The U.S. vending machine market size was estimated at USD 33.10 billion in 2023 and is predicted to be worth around USD 142.89 billion by 2034, at a CAGR of 14.2% from 2024 to 2034."
• North America contributed more than 45% of revenue share in 2023.
• Asia Pacific is estimated to expand the fastest CAGR between 2024 and 2034.
• By type, the beverages vending machine segment has held the largest market share of 42% in 2023.
• By type, the food vending machine segment is anticipated to grow at a remarkable CAGR of 7.9% between 2024 and 2034.
• By application, the hotels and restaurants segment generated over 40% of revenue share in 2023.
• By application, the public places segment is expected to expand at the fastest CAGR over the projected period.
• By technology, the automatic machine segment generated over 55% of revenue share in 2023.
• By technology, the smart machine segment is expected to expand at the fastest CAGR over the projected period.

Our Traction

Venduni has launched two test storefronts in Dallas, TX with plans to scale to 8-10 locations in 2025. The company is securing strategic partnerships with local celebrity chefs and restaurants, operating partners, food brands, and technology developers to enhance its offerings.

With growing interest, we are exploring additional sites, starting in the DFW market.



$295K raised in convertible notes
Multiple Revenue Streams:
Cafés, Retail, Catering, Carts, Wholesale, Booths
75+ industry awards
for culinary excellence from La Duni
+ other award-winning chefs and recognized restaurants.
Expanding Beyond Current Test Location Footprints
Venduni currently operates 2 test locations
VICTORY PARK
Venduni
Signet Jewelers Limited
Hastings End
Venduni
SMART CAFE
Victory Park Dallas, TX
Cypress Waters The Wharf, Dallas, TX
Product Lines
The Refrigerated Collection
The Room Temp Collection
The Frozen Collection
COLD FOOD
AMBIANT TEMP
FROZEN FOOD
AWARD WINNING CAKES

WHY INVEST

Join Us On Our Journey!

Venduni is revolutionizing food service with a new food category called Smart Hospitality. By seamlessly blending robotics, automation, and AI-powered retail solutions within self-service storefronts, we deliver world-class cuisine inspired by the award-winning legacy of La Duni and our collaborating chefs. Partnering with this Dream Team of local celebrity chefs, we will bring unmatched quality and self-service convenience to high-traffic locations, redefining the way people experience food and convenience. Venduni offers more than just dining—we deliver an elevated lifestyle experience.

Join us on our journey today!


Invest in Venduni
Where Innovation Meets Culinary Mastery
Be part of the creation of Smart Hospitality
the next revolution in food service.

**Storefronts are currently in development and not yet available to consumers. Images above are computer-generated renderings for demonstration purposes.*

ABOUT

HEADQUARTERS
2610 Irving Blv
Dallas, TX 75207

WEBSITE
View Site

Venduni aims to transform self-service retail into "Smart Hospitality" through robotics, automation, and AI-driven solutions. We plan to offer premium artisanal food and beverages at convenient high-traffic locations. With two test locations, we plan to expand to 8–10+ new storefronts in 2025, many with state-of-the-art immersive experiences.

TERMS

Venduni

Overview

PRICE PER SHARE
$1

VALUATION
$8.5M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.24M

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
124,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$121,107	$0
Cash & Cash Equivalents	$4,393	$0
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$10,318	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$25,443	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

Qualified Venduni, Inc investors, along with prior customers from La Duni and friends & family, can receive additional bonus shares (10%).

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 35% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 40% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $3,000+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $3,000+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Venduni Ambassador: $250 investment - includes a $25 credit for coffee purchases through the coffee app for use on sites where there is a bot barista (must register at KioCafe App).

Sweet Treat: $500 investment - includes a $50 credit for coffee purchases through the coffee app for use on sites where there is a bot barista. (must register at KioCafe App).

Prestige Patron: $1,000 investment - includes a $100 credit for coffee purchases through the coffee app for use on sites where there is a bot barista (must register at KioCafe App).

Gourmet Groupie: $5,000 investment - includes $500 credit for coffee purchases through the coffee app or $500 in coupons to be redeemed for coffee for use on sites where there is a bot barista (must register at KioCafe App).

Culinary Connoisseur: $10,000 investment - includes $500 credit for coffee purchases through the coffee app or $500 in coupons to be redeemed for coffee for use on sites where there is a bot barista (must register at KioCafe App) and VIP package (TBD) and 10% bonus shares.

Restaurateur: $25,000 investment - includes $500 credit for coffee purchases through the coffee app or $500 in coupons to be redeemed for coffee for use on sites where there is a bot barista (must register at KioCafe App) and VIP package (TBD) and 20% bonus shares.

Executive Elite: $50,000 investment - includes $500 credit for coffee purchases through the coffee app or $500 in coupons to be redeemed for coffee for use on sites where there is a bot barista (must register at KioCafe App) and VIP package (TBD) and 25% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

***All perks, premium features, and/or discounts will become effective when the StartEngine offering is completed.*

The 10% StartEngine Venture Club Bonus

Venduni, Inc will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

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HOW INVESTING WORKS

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.